Exhibit 99.1

GasLog Partners LP Announces Closing Of GasLog Greece Acquisition
From GasLog Ltd.

MONACO — May 3, 2017 — GasLog Partners LP (NYSE:GLOP) (“GasLog Partners” or the “Partnership”) and GasLog Ltd. (NYSE:GLOG) (“GasLog”) announced today the closing of the Partnership’s acquisition from GasLog of 100% of the shares in the entity that owns and charters GasLog Greece.

GasLog Greece is a 174,000 cubic meter tri-fuel diesel electric liquefied natural gas (“LNG”) carrier built in 2016 and operated by GasLog since delivery. The vessel is currently on a long-term time charter with a wholly owned subsidiary of Royal Dutch Shell plc (“Shell”) through March 2026. Shell has the option to extend the charter for a further five years.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of ten LNG carriers with an average carrying capacity of approximately 152,000 cbm, each of which has a multi-year time charter. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 27 LNG carriers (22 ships on the water and 5 on order). GasLog also has an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. GasLog’s consolidated fleet includes ten LNG carriers in operation owned by GasLog’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog’s website at http://www.gaslogltd.com.

Contacts:

Alastair Maxwell

Chief Financial Officer

Phone: +44-203-388-3105

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogltd.com

Samaan Aziz

Investor Relations Manager

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com